================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  DATE: FOR THE PERIOD ENDING 29 FEBRUARY 2004

                          TELSTRA CORPORATION LIMITED
                                ACN 051 775 556

                             242 Exhibition Street
                            Melbourne Victoria 3000
                                    Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F [X]                                   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

        Yes [ ]                                         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

================================================================================

INDEX

Date change for 2004 AGM

Analyst Briefing - Half year results presentation pack

Appendix 3Y - Change in Directors' Interests Notices

Appendix 3Y - Change in Directors' Interests Notices

                                                                  [TELSTRA LOGO]

11 February 2004                          OFFICE OF THE COMPANY SECRETARY

The Manager                               Level 41
                                          242 Exhibition Street
Company Announcements Office              MELBOURNE VIC 3000
Australian Stock Exchange                 AUSTRALIA
10th Floor, 20 Bond Street                Telephone 03 9634 6400
SYDNEY NSW 2000                           Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

DATE CHANGE FOR 2004 AGM

Telstra wishes to advise its shareholders that as a result of improved reporting processes the Annual General Meeting for 2004 will now be held on Thursday 28 October 2004 in Melbourne.

Details of the AGM will be sent to all shareholders with their Notice of Meeting later in the year.

Yours sincerely

/s/ Douglas Gration
------------------------
DOUGLAS GRATION
Company Secretary

                                                   Telstra Corporation Limited
                                                   ACN 051 775 556
                                                   ABN 33 051 775 556

                          TELSTRA CORPORATION LIMITED
                          1ST HALF FISCAL 2004 RESULTS

                              Dr Ziggy Switkowski
                            Chief Executive Officer

                                                                  [TELSTRA LOGO]

HIGHLIGHTS*

MARGIN EXPANSION CONTINUES      - EBITDA margin up 2% over pcp(to 50.4%)

IMPROVED MOBILE PERFORMANCE     - Mobile revenue growth accelerating (+ 6.4%)

BROADBAND GROWTH                - Subscribers up 108% to 507k

COST REDUCTIONS ON TRACK        - Projects gaining traction

                                - New initiatives identified

STRONG FREE CASH FLOW           - FCF +18% underpins our flexibility

CAPITAL MANAGEMENT              - Successful Buy-back, increased ordinary
                                  dividend



                      ----------------------------------------
                      TELSTRA

*underlying                is positioned for profitable growth
                      ----------------------------------------

                                                         Slide 2  [TELSTRA LOGO]

UNDERLYING RESULTS

($ BILLIONS EXCEPT EBITDA MARGIN) 1H03        1H04              %(delta)*
-------------------------------------------------------------------------
Sales Revenue                     10.5        10.5                (0.1)
Domestic Sales Revenue             9.5         9.7                 1.8
                                  ----        ----                ----
Operating Expenses                 5.5         5.3                (4.1)
EBITDA                             5.1         5.3                 3.9
EBIT                               3.4         3.5                 3.0
NPAT & MI                          2.0         2.1                 5.7
EBITDA Margin (%)(1)              48.4        50.4                 2.0
Free Cash Flow(2)                  1.5         1.8                18.2

* % calculated on actual numbers

1. % movement

2. Adjusted for large one off assets sales in 1H03 - Properties $570m

                                -------------------------------------
                                Margin expansion

                                  driven by operating cost reductions
                                -------------------------------------

                                                        Slide 3   [TELSTRA LOGO]

1H 2004 FINANCIAL OUTCOMES

[BAR CHART]

$millions                2003        2004
---------               -----       ------
EBITDA MARGIN(1)         48.4%       50.4%      2%
EBIT  MARGIN(1)          32.1%       33.1%      1%
FCF(2)                  1,546       1,827      18%
EPS(1)                   15.7c       16.7c    6.3%
ORDINARY DIVIDEND          12c         13c      8%

(1) Underlying

(2) Net of large one off asset sales

                                  -----------------------------
                                  Good progress

                                    on key performance measures
                                  -----------------------------

                                                         Slide 4  [TELSTRA LOGO]

TELSTRA'S MARKET SHARE REMAINS STRONG

[PIE CHARTS]

                                    TELSTRA SHARE      OTHER    RESOLD
                                    -------------      -----    ------
LOCAL                                    75%             8%       17%
DOMESTIC LD                              66%            34%        0%
INTERNATIONAL LD                         53%            47%        0%
MOBILE*                                  45%            55%        0%
BASIC ACCESS                             76%             9%       15%
DATA**                                   63%            37%        0%
SUBSCRIPTION TV                          59%            41%        0%
SENSIS ADVERTISING (MAIN MEDIA)          13%            87%        0%
NARROWBAND                               24%            76%        0%
BROADBAND                                47%            30%       23%
INTERNET & IP**                          39%            61%        0%

*Market Shares as at Oct 31 2003

**Market Shares as at June 2003

                       Source Product Management Estimates

                          --------------------------------
                          TELSTRA'S FULL SERVICE MODEL

                                is a competitive advantage
                          --------------------------------

                                                        Slide 5   [TELSTRA LOGO]

SIGNIFICANT REGULATORY SETTINGS IN PLACE

KEY REGULATORY SETTINGS NOW IN PLACE:                       SIGNIFICANT UPCOMING ISSUES:

-           Regulated prices for wholesale services         - USO/CSG review
-           Safe harbour for Foxtel digital investment      - Mobile termination report
                                                            - Price caps review

CURRENT EVENTS - INDICATIVE DATES

Digital HFC      Accounting                     Mobile
Investment   Separation reports               Termination            USO
Exemption         released                   (final report)         Review         Price Caps
 DEC 2003         DEC 2003                   1ST HALF 2004       1ST HALF 2004      JUN 2005

                                -------------------
                                Regulatory risks

                                     are manageable
                                -------------------

                                                        Slide 6   [TELSTRA LOGO]

REVENUE GROWTH
- BOTH ORGANIC AND ACQUISITIVE

MAXIMISE TRADITIONAL REVENUES

- Rebalancing

- Value Added Services

- Increase utilisation

- Price innovation

- Customer service

- Reduce costs / improve margin

Telstra is
   CUSTOMER DRIVEN

TRANSFORMATION
  21st Century
    IP Network

GROW NEW WAVE
  - Broadband
  - Mobility
  - Advertising

                     ----------------------------------------
                     Services + Relationships + Efficiency

                                          = Profitable Growth
                     ----------------------------------------

                                                         Slide 7  [TELSTRA LOGO]

A PARADIGM SHIFT

   YESTERDAY                         TOMORROW
----------------             -----------------------
Fixed network                Broadband    Ubiquitous
 and services                 everywhere   wireless

Mobile network
 and services                        IP NETWORK

Internet network             PSTN         Multi-access
 and services                 access       innovative
                                           devices

                            -----------------------------
                            The shift to IP

                               can be managed effectively
                            -----------------------------

                                                         Slide 8  [TELSTRA LOGO]

TELSTRA INTERNATIONAL STRATEGY

   FOCUS              DRIVER                  APPROACH               OUTCOMES

ACQUISTION DRIVEN

   MOBILITY ASIA        - CORE COMPETENCY              - DIRECT ORIGINATION           EPS GROWTH
                        - SCALE

OPERATIONAL EXTENSION

   CSL -CHINA           - LOW CAPITAL                  - ALLIANCES                    EARNINGS
                          INTENSITY GROWTH             - REGULATORY                   DIVERSITY

   REACH                - STRATEGIC  "CONNECTION"      - TRAFFIC CONSOLIDATION
                                                       - OPERATIONAL CONSOLIDATION

   GLOBAL SALES         - CUSTOMERS' NEEDS             - SELECTED PRESENCE            GROW OUR
                                                       - LEADERSHIP SUPPORT           KNOWLEDGE, CAPABILITY
                                                       - FOLLOW THE CUSTOMER          AND LEADERSHIP

   NZ                   - SCALE                        - TELSTRACLEAR-ORGANIC
                        - INTEGRATION BENEFITS

    RESPECTED        OPERATIONAL     DISCIPLINED      FINANCIAL        GROWTH
      BRAND           COMPETENCY      PROCESSES        STRENGTH        MINDSET

                                                        Slide 9   [TELSTRA LOGO]

TELSTRA PATH TO VALUE CREATION

Higher Growth               + Lower Costs                 =  Financial Outcomes
- Wireless                    - Service Rationalisation      - Margin expansion
- Broadband                   - Network Rationalisation      - EPS growth
- Advertising                 - IT Savings                   - Cash flow growth
- Digital Entertainment       - 6 Sigma Methodology          - Capital management options

INCREASE MARKET SHARE IN    $800M REDUCTION BY 2006  INCREASED SHAREHOLDER VALUE
SEGMENTS GROWING ABOVE
INDUSTRY AVERAGE

                                   ----------------------------
                                   ON TRACK

                                         to meet our objectives
                                   ----------------------------

                                                       Slide 10   [TELSTRA LOGO]

OUTLOOK

-  INDUSTRY REVENUE GROWTH EXPECTED TO CONTINUE AROUND 4-5%

-  STRONG FOCUS ON ACCELERATING REVENUE GROWTH TOWARDS INDUSTRY GROWTH RATE

-  COSTS WILL GROW LESS THAN REVENUES

-  UNDERLYING EBIT AND EBITDA MARGINS WILL CONTINUE TO RISE

-  DOMESTIC CAPEX GUIDANCE UNCHANGED AT $2.9 BILLION

-  CAPITAL MANAGEMENT PRIORITIES UNCHANGED

   - INVEST IN THE CORE

   - ACCRETIVE ACQUISITIONS

   - RETURN CAPITAL

                                 ---------------------------------
                                 COMPANY FOCUS:

                                     REVENUE, MARGIN AND CASH FLOW
                                 ---------------------------------

                                                       Slide 11   [TELSTRA LOGO]

                          TELSTRA CORPORATION LIMITED

                          1ST HALF FISCAL 2004 RESULTS

                            Chief Financial Officer
                                 John Stanhope

                                                                  [TELSTRA LOGO]

FINANCIAL HIGHLIGHTS

                - Domestic Sales Revenue up 2%(1)
BUSINESS        - Mobiles Revenue up 6%, SIOs up 15%
GROWTH          - Internet & IP Revenue up 18%, Broadband SIOs up 108%
                - Sensis Revenue up 5%

COST            - Operating Expenses down 4%(2)
MANAGEMENT      - Margin Growth : Underlying EBITDA margin up 2% pts to 50.4%
                - Cost reductions on track

                - Free Cash Flow up 18% to $1.8b(3)
CAPITAL         - Operating Capex down 11% (13% sales)
MANAGEMENT      - Interim Ordinary Dividend Growth up 8% to 13cps
                - Successful completion of $1b buyback

1. Less International, NDC and cable recovery

2. Underlying before depreciation, amortisation

3. Adjusted for one-off asset sales

                            ------------------------------
                            CAPEX AND COST MANAGEMENT

                             driving strong Free Cash flow
                            ------------------------------

                                                       Slide 13   [TELSTRA LOGO]

REPORTED RESULTS

($ BILLIONS EXCEPT EPS & DPS)                    1H03        1H04           %(Delta)*
-----------------------------                   ------      ------          ---------
Sales Revenue                                    10.5        10.5              (0.1)
EBIT                                              2.6         3.5              38.1
NPAT & MI(1)                                      1.2         2.3              93.7
EPS (cents)                                       9.2        17.9              94.6
OPERATING CAPEX                                   1.6         1.4             (10.7)
ORDINARY DPS (CENTS)(2)                            12          13               8.3

* % calculated on actual numbers

1. Prior year includes impact of non cash Reach write-down of $965m

2. Excludes 3(cent) Special Dividend 1H 03

                                    ------------------------
                                    INCREASED

                                       Profits and Dividends
                                    ------------------------

                                                       Slide 14   [TELSTRA LOGO]

UNDERLYING RESULTS

($ BILLIONS EXCEPT EBITDA MARGIN)    1H03       1H04             % (Delta)*
---------------------------------   ------     ------            ----------
Sales Revenue                        10.5       10.5                (0.1)
Underlying Domestic Sales Revenue     9.5        9.7                 1.8
                                     ----       ----                ----
Operating Expenses                    5.5        5.3                (4.1)
EBITDA                                5.1        5.3                 3.9
EBIT                                  3.4        3.5                 3.0
NPAT & MI                             2.0        2.1                 5.7
EBITDA Margin (%)(1)                 48.4       50.4                 2.0
Free Cash Flow(2)                     1.5        1.8                18.2

* % calculated on actual numbers

1. Absolute change in % calculation

2. Adjusted for large one off asset sales in 1H03 - Properties $570m

                                -------------------------------------
                                Margin expansion

                                  driven by Operating cost reductions
                                -------------------------------------

                                                       Slide 15   [TELSTRA LOGO]

UNDERLYING DOMESTIC OPERATIONS

($ MILLIONS)                                       1H03            1H04      % (Delta)*
---------------------------------                 ------          -------    ----------
Underlying Sales Revenue                          10,468          10,456        (0.1)
Less International                                   816             717
Domestic Sales Revenue                             9,652           9,739         0.9
Less: NDC/Cable Recovery                             124              36
Underlying Domestic Sales Revenue                  9,528           9,703         1.8

* Percentage growth represents the percentage movement from the prior corresponding period

                                  ----------------------
                                  Good Growth

                                    in Domestic business
                                  ----------------------

                                                       Slide 16   [TELSTRA LOGO]

UNDERLYING SALES

[BAR CHART]

          GROWTH IN
         REVENUE FROM             MOVEMENT A$M   A$M ACTUAL   GROWTH%
--------------------------------  ------------   ----------   -------
Total mobiles                           115         1,919       6.4
Internet & IP solutions                  72           463      18.4
PSTN                                     58         4,047       1.5
Sensis (Advertising/Directories)         38           769       5.2
ISDN                                    -25           471      (5.0)
Other Sales & Service                   -80           322     (19.9)
HK CSL                                 -107           377     (22.1)

                                   FX - $93M

                    ----------------------------------------
                    Strong Growth in mobiles, Internet & IP.

                               FX impacting HK CSL.
                    ----------------------------------------

                                                       Slide 17   [TELSTRA LOGO]

MOBILES TRENDS IMPROVING

                              MOBILE QUARTERLY ARPUs

                                  [LINE GRAPH]

                SEP-02  DEC-02    MAR-03    JUN-03    SEP-03     DEC-03
PREPAID          $14     $15        $14      $15        $15       $15
POSTPAID         $61     $59        $55      $57        $57       $59
TOTAL            $46     $45        $42      $42        $42       $43

                               MOBILE SUBSCRIBERS

                                  [BAR CHART]


                                 ------------------------------
                                 ARPU improving

                                   from better yield management
                                 ------------------------------

                                                       Slide 18   [TELSTRA LOGO]

MOBILES INCLUSIVE OF TERMINATING REVENUES

                                  [BAR CHART]


1. Includes estimate of fixed line calls terminating on our Mobile networks

                              -------------------------
                              Stronger performance

                                 on a comparative basis
                              -------------------------

                                                       Slide 19   [TELSTRA LOGO]

DATA AND AIRTIME DRIVE
MOBILES REVENUE GROWTH

                          REVENUE MOVEMENT BY CATEGORY

                                  [BAR CHART]


                         SMS* VOLUMES CONTINUE TO GROW

                                  [BAR CHART]


                           ----------------------------
                           Access fees & call charges

                                       return to growth
                           ----------------------------

* Mobile originating

                                                       Slide 20   [TELSTRA LOGO]

STRONG GROWTH IN INTERNET & IP SOLUTIONS

                                  [BAR CHART]


                          NARROWBAND SUBSCRIBERS (000S)

                                  [BAR CHART]


                          BROADBAND SUBSCRIBERS (000S)

                                  [BAR CHART]


                                    ------------------------
                                    On Track

                                          to meet milestones
                                    ------------------------

                                                       Slide 21   [TELSTRA LOGO]

PSTN REBALANCED PRODUCTS GROW +1.5%
-ARPU* UP 1% TO $66/MONTH

                BASIC ACCESS REVENUES GROW...ACCESS LINES STABLE

                                  [BAR CHART]


                      LOCAL CALL REVENUES AND VOLUMES DOWN

                                  [BAR CHART]


                     STD VOLUMES DOWN... YIELD IMPROVEMENT

                                  [BAR CHART]


                          F2M MINUTES AND REVENUES UP

                                  [BAR CHART]


                                  -----------------
                                  Rebalancing

                                    delivers growth
                                  -----------------

* Excludes Inbound and ISDN

                                                       Slide 22   [TELSTRA LOGO]

IMPROVED CALL COMPLETION RATES

                                  [LINE GRAPH]


                         -----------------------------
                         Mitigates declines

                            in calling product volumes
                         -----------------------------

                                                       Slide 23   [TELSTRA LOGO]

SENSIS (ADVERTISING & DIRECTORIES)
-CONTINUING GROWTH STORY

                                  [BAR CHART]


(R)Registered Trade Mark of
Telstra Corporation Ltd

                           -----------------------------
                           New products and features

                                            drive growth
                           -----------------------------

                                                       Slide 24   [TELSTRA LOGO]

ISDN FOCUSSED ON CONSUMER & SME

                                  [BAR CHART]


                      VOICE LINE EQUIVALENTS (000S) STABLE

                                  [BAR CHART]


                        ---------------------------------
                        Changing market mix and migration

                                   impacting yields
                        ---------------------------------

                                                       Slide 25   [TELSTRA LOGO]

REVENUES IMPACTED BY VARIOUS FACTORS

    - CONTROLLED ENTITIES
    - OTHER SALES AND SERVICE

                                  [BAR CHART]


                    ----------------------------------------------------
                    Negative impacts from FX and slowing of

                       non core activities but Domestic business growing
                    ----------------------------------------------------

1. Includes balance of revenues across Controlled entities and Other sales & service

2. Net of bundling revenue increase less service centre transfer to Foxtel

                                                       Slide 26   [TELSTRA LOGO]

UNDERLYING OPERATING EXPENSES IMPROVE

                                  [BAR CHART]


UNDERLYING OPERATING EXPENSES

LABOUR                                 +0.7%

FTEs down 6.9%(1) to 40,080
Pay increases
Higher overtime/casual
NDC payroll now charged to Labour

GOODS & SERVICES PURCHASED            -13.2%

Lower International Network payments
Reduced NDC construction activity

OTHER OPERATING EXP.                   +0.8%

Service Contracts & Agreements

 - prior year one-offs
 - Efficiency gains

Increased project costs expensed
Higher marketing costs

                              --------------------------------------------
                              Continued cost focus

                                can accommodate pursuit of top line growth
                              --------------------------------------------

1. Includes NDC staff whose labour expense is reported in Direct Cost of Sales in prior year

                                                       Slide 27   [TELSTRA LOGO]

OPERATING COST REDUCTION PROGRESS

                                  [BAR CHART]


                                 ---------------
                                 Cost Reductions

                                     on track
                                 ---------------

                                                       Slide 28   [TELSTRA LOGO]

NGCR III -NEW PROJECTS

                           PRODUCT & PRICING
                            SIMPLIFICATION

             MOBILES ACTIVATION              TTIP ORGANISATION
                                                   REVIEW

NETWORK OPERATIONS         NETWORK PLATFORM
      REVIEW               RATIONALISATION

                ORDER DATA
                 QUALITY
--------------------------------------------------------------------------------
Additional initiatives to impact in 04/05
     and beyond to offset cost increases related to revenue growth
--------------------------------------------------------------------------------

                                                       Slide 29   [TELSTRA LOGO]

DEPRECIATION & AMORTISATION

                                  [BAR CHART]


               ---------------------------------------
               Depreciation & Amortisation

                   growth expected to slow from FY2005
               ---------------------------------------

                                                       Slide 30   [TELSTRA LOGO]

FINANCIAL OVERVIEW - INTERNATIONAL

CONTRIBUTION TO TELSTRA GROUP RESULTS 6 MONTHS TO 31 DECEMBER 2003

                                                                        EBIT       CARRYING
                                  TOTAL REVENUE       EBITDA        (POST G'WILL)  VALUE (1)
                                  -------------    -------------   --------------  ---------
        (A$ MILLIONS)             1H03     1H04    1H03     1H04    1H03     1H04
-----------------------------     -----------------------------------------------
CSL                               507      377     153      124      28       8      2,105
Reach (2)                           -        -    (946)       -    (946)      -          -
TelstraClear                      273      283      38       57     (32)    (17)       596
Other Cons. & Equity Acc. Op.      88       60     (11)       2     (11)      2          -
                                  --------------------------------------------------------
Total                             868      720    (766)     183    (961)     (7)
                                  --------------------------------------------------------

1. Carrying value on Telstra's balance sheet after consolidation adjustments.

2. This includes accounting impact of A$(965)m in relation to the write-down of the investment. As Reach was equity accounted there was no revenue impact. Ceased equity accounting end of Dec 02.

                     --------------------------------------
                     International represents 7% of sales -

                          impacted by rising A$
                     --------------------------------------

                                                       Slide 31   [TELSTRA LOGO]

TELSTRACLEAR
-LEADING CHALLENGER IN NEW ZEALAND

HIGHLIGHTS

- Solid revenue growth

  - Retail 6%
  - Wholesale - rate reductions in international market

- Continuing operational efficiencies and improved cash management driving opex reductions of 2%

- Leadership in Internet Protocol

  - Corporate customer wins

- Increasing ability to reach Corporate and Small Business markets, via

  - increasing application of business resale regulatory determination
  - Wireless Local Loop roll out in Auckland, Rotorua, Dunedin and Napier

                              [TELSTRACLEAR LOGO]

                            KEY FINANCIALS (NZ$M)(1)

                            1H03      1H04
Total revenue               311        321
Total opex                  349        339
EBITDA                       43         65
EBIT                        (38)       (18)
Telstra Ownership           100%       100%
Carrying Value $m          A$42      A$596

1. Excludes intercompany revenues/expenses

                                ------------------
                                Approaching EBIT
                                    positive
                                ------------------

                                                       Slide 32   [TELSTRA LOGO]

CSL - HONG KONG'S LEADING MOBILE BUSINESS

HIGHLIGHTS

-   Market condition was adversely affected by SARS and ongoing price war

-   However, CSL continued its leadership in key value performance metrics

-   Launched EDGE service in September

- Closer Economic Partnership Arrangements (CEPA) with Chinese government are expected to bring new opportunities - CSL has been certified as a HK Service Provider.

OUTLOOK

-   Remain focused on value share

- Continue to pursue synergy with Telstra, especially in data application developments and advancing business opportunities in China.

-   Continue to adopt prudent approach regarding 3G deployment.

                                   [CSL LOGO]

                            KEY FINANCIALS (HK$M)(1)

                             1H03         1H04
Total revenue                2,191        2,014
Total opex                   1,528        1,356
EBITDA                         663          658
EBIT                           242          248
Telstra Ownership              100%         100%
Telstra Carrying Value     A$2,805      A$2,105

                            ----------------------------
                            CSL continues to perform

                                 in difficult conditions
                            ----------------------------

1.  Excludes intercompany revenues/expenses

                                                       Slide 33   [TELSTRA LOGO]

REDUCED OPERATING CAPITAL EXPENDITURE

                          ...CAPEX TO SALES IS FALLING

                                  [BAR CHART]


                     CORE CAPEX ALLOCATIONS REMAIN TIGHT...

                                  [BAR CHART]


                           ----------------------------
                           Capital Allocation process

                             driving lower Capex spend
                           ----------------------------

                                                       Slide 34   [TELSTRA LOGO]

FREE CASH FLOW & DIVIDENDS UP

                         TIGHT CAPEX MGT, COST CONTROL
                         HAVE GROWN FREE CASH FLOW ...

                                  [BAR CHART]


                          ... AND ORDINARY DIVIDENDS UP

                                  [BAR CHART]


    FREE CASH FLOW                  ORDINARY INTERIM DIVIDEND PER SHARE

                            ------------------------
                            Continuing strong growth

                                 in free cash flow
                            ------------------------

1. Computershare in 1H02: Properties sale 1H03;
   No significant asset sales in 1H04

                                                       Slide 35   [TELSTRA LOGO]

PREMIUM BALANCE SHEET RETAINED

   CREDIT RATINGS                      S&P        MOODYS            FITCH
--------------------                  ------      ------           -------
- Long term > 1 year                  AA-         Aa3              AA-
- Outlook                             Stable      Stable           Negative

DEBT POSITION                                             A$ BILLION
-    Gross Debt                                             12,196
-    Net Debt (defined as Gross Debt less interest          11,055
     bearing)
-    Shareholders funds                                     15,116           AVERAGE MATURITY
-    Net Debt to Market Value                                   18%               = 4.8 YEARS
-    Net debt/Shareholders funds                                73%
-    Net debt /Book capitalisation                              42%
-    Interest cover (EBITDA/ Net Interest*)                   13.6x

* Net Interest includes capitalised interest

                      -------------------------------------
                      Financial settings ensure flexibility

                           for future directions
                      -------------------------------------

                                                       Slide 36   [TELSTRA LOGO]

TARGET FINANCIAL PARAMETERS

                               GEARING-GROSS DEBT

                                  [BAR CHART]


                                GEARING-NET DEBT

                                  [BAR CHART]


                     INTEREST COVER-EBITDA/NET INT. EXPENSE

                                  [BAR CHART]


                       DISCRETIONARY CASH FLOW TO NET DEBT*

                                  [BAR CHART]


* Not measured at 1H 04

                              --------------------
                              Strong Balance Sheet

                                    & Cash flows
                              --------------------

                                                       Slide 37   [TELSTRA LOGO]

FINANCIAL PRIORITIES:
FREE CASH FLOW & REVENUE GROWTH

                                     - Improved EBITDA/EBIT Margin
OPERATIONAL                          - Process improvement using Six Sigma
EXCELLENCE                           - Tight capex management
                                     - Customer satisfaction

                                     - EPS accretive by year two, ROIC
ACCRETIVE                            - Operational control
ACQUISITIONS                         - Incremental in size

                                     - Gross & Net Debt to Equity
TARGET PARAMETERS                    - EBITDA/Net Interest
                                     - Discretionary cash flow to net debt

INCREASE IN LONG-TERM                - Improve Return on Equity and EPS
SHAREHOLDER VALUE                    - Flexible balance sheet settings
                                     - Active Capital Management

                                --------------------
                                Strong Cash Flow

                                   gives us Options
                                --------------------

                                                       Slide 38   [TELSTRA LOGO]

OUTLOOK

BUSINESS      - Improving Domestic growth
GROWTH           - Mobiles - increase in ARPUs & Market Share
                 - Broadband - New plans stimulating demand
                 - Sensis - advertising growth opportunities
              - Continue to increase utilisation of PSTN

COST          - Revenue growth exceed cost growth - Margin expansion
MANAGEMENT    - NGCR III implemented and on track
                 - Additional initiatives being scoped

CAPITAL       - Continuing Strong Free Cash Flows to enable:
MANAGEMENT       - Pursuit of organic and acquisition opportunities
OPTIONS          - Increased Dividends and Capital Returns where appropriate

                                -----------------
                                Telstra leveraged

                                   for growth
                                -----------------

                                                       Slide 39   [TELSTRA LOGO]

                                                                  [TELSTRA LOGO]

19 February 2004                                 OFFICE OF THE COMPANY SECRETARY

The Manager                                      Level 41
                                                 242 Exhibition Street
Company Announcements Office                     MELBOURNE VIC 3000
Australian Stock Exchange                        AUSTRALIA
10th Floor, 20 Bond Street
SYDNEY NSW 2000                                  Telephone 03 9634 6400
                                                 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT

Dear Sir or Madam

APPENDIX 3Y - CHANGE IN DIRECTORS' INTERESTS NOTICES

In accordance with the listing rules, I attach an announcement for release to the market.

Mr Clark has become a director of Park Avenue Investments Pty Ltd - Superannuation Fund and has acquired a relevant interest in shares owned by the fund.

Yours sincerely

/s/ DOUGLAS GRATION
------------------------------
DOUGLAS GRATION
Company Secretary

                                                     Telstra Corporation Limited
                                                     ACN 051 775 556
                                                     ABN 33 051 775 556

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y
                       CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY  TELSTRA CORPORATION LIMITED

ABN  33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR         ANTHONY CLARK

DATE OF LAST NOTICE      31 OCTOBER 2003

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

          DIRECT OR INDIRECT INTEREST                CHANGE TO INDIRECT INTERESTS ONLY
-------------------------------------------------    ----------------------------------
NATURE OF INDIRECT INTEREST                          PARK AVENUE INVESTMENTS PTY LTD.-
(INCLUDING REGISTERED HOLDER)                        SUPERANNUATION FUND
Note: Provide details of the circumstances giving
rise to the relevant interest.

DATE OF CHANGE                                       17 FEBRUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE               DIRECT - 10,000
                                                     INDIRECT - 10,486

CLASS                                                ORDINARY

NUMBER ACQUIRED                                      40,000

NUMBER OF SHARES IN WHICH DIRECTOR HAS CEASED TO     NOT APPLICABLE
HAVE A RELEVANT INTEREST.

VALUE/CONSIDERATION                                  NOT APPLICABLE
Note: If consideration is non-cash, provide
details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                  DIRECT - 10,000
                                                     INDIRECT - 50,486

NATURE OF CHANGE                                     MR CLARK HAS BECOME A DIRECTOR OF
Example: on-market trade, off-market trade,          PARK AVENUE INVESTMENTS PTY LTD -
exercise of options, issue of securities under       SUPERANNUATION FUND AND HAS
dividend reinvestment plan, participation in         ACQUIRED A RELEVANT INTEREST IN
buy-back                                             SHARES OWNED BY THE FUND.

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

NIL

                                                                  [TELSTRA LOGO]

26 February 2004                                 OFFICE OF THE COMPANY SECRETARY

The Manager                                      Level 41
                                                 242 Exhibition Street
Company Announcements Office                     MELBOURNE VIC 3000
Australian Stock Exchange                        AUSTRALIA
10th Floor, 20 Bond Street
SYDNEY NSW 2000                                  Telephone 03 9634 6400
                                                 Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

APPENDIX 3Y - CHANGE IN DIRECTORS' INTERESTS NOTICES

In accordance with the listing rules, I attach an announcement for release to the market.

The changes to Directors' indirect holdings in Telstra Growthshare Pty Ltd as trustee for the Telstra DirectShare Plan represent an allocation of Telstra shares to Directors on 20 February 2004 under the DirectShare plan.

Yours sincerely

/s/ Douglas Gration
------------------------------
DOUGLAS GRATION
Company Secretary

                                                     Telstra Corporation Limited
                                                     ACN 051 775 556
                                                     ABN 33 051 775 556

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y
                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR         ANTHONY CLARK

DATE OF LAST NOTICE      19 FEBRUARY 2004

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

         DIRECT OR INDIRECT INTEREST                 CHANGE TO INDIRECT INTERESTS ONLY
-------------------------------------------------    ---------------------------------
NATURE OF INDIRECT INTEREST                          ALLOCATION OF SHARES TO TELSTRA
(INCLUDING REGISTERED HOLDER)                        GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving    TELSTRA DIRECTSHARE PLAN
rise to the relevant interest.

DATE OF CHANGE                                       20 FEBRUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE               DIRECT - 10,000
                                                     INDIRECT - 50,486

CLASS                                                ORDINARY

NUMBER ACQUIRED                                      2,017

NUMBER DISPOSED                                      NIL

VALUE/CONSIDERATION                                  $9,500.71
Note: If consideration is non-cash, provide
details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                  DIRECT - 10,000
                                                     INDIRECT - 52,503

NATURE OF CHANGE                                     ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade,          UNDER THE DIRECTSHARE PLAN.
exercise of options,  issue of securities under
dividend reinvestment plan, participation in
buy-back

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

NIL

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y
                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY   TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR         JOHN FLETCHER

DATE OF LAST NOTICE      10 SEPTEMBER 2003

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

         DIRECT OR INDIRECT INTEREST                 CHANGE TO INDIRECT INTERESTS ONLY
-------------------------------------------------    ----------------------------------
NATURE OF INDIRECT INTEREST                          ALLOCATION OF SHARES TO TELSTRA
(INCLUDING REGISTERED HOLDER)                        GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving    TELSTRA DIRECTSHARE PLAN
rise to the relevant interest.

DATE OF CHANGE                                       20 FEBRUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE               DIRECT - NIL
                                                     INDIRECT - 43,814

CLASS                                                ORDINARY

NUMBER ACQUIRED                                      4,246

NUMBER DISPOSED                                      NIL

VALUE/CONSIDERATION                                  $19,998.66
Note: If consideration is non-cash, provide
details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                  DIRECT - NIL
                                                     INDIRECT - 48,060

NATURE OF CHANGE                                     ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade,          UNDER THE DIRECTSHARE PLAN.
exercise of options, issue of securities under
dividend reinvestment plan, participation in
buy-back

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

NIL

                                                                    Rule 3.19A.2

                                  APPENDIX 3Y
                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY  TELSTRA CORPORATION LIMITED

ABN  33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR         BELINDA HUTCHINSON

DATE OF LAST NOTICE      10 SEPTEMBER 2003

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

         DIRECT OR INDIRECT INTEREST                 CHANGE TO INDIRECT INTERESTS ONLY
-------------------------------------------------    ---------------------------------
NATURE OF INDIRECT INTEREST                          ALLOCATION OF SHARES TO TELSTRA
(INCLUDING REGISTERED HOLDER)                        GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving    TELSTRA DIRECTSHARE PLAN
rise to the relevant interest.

DATE OF CHANGE                                       20 FEBRUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE               DIRECT - 37,111
                                                     INDIRECT - 26,138

CLASS                                                ORDINARY

NUMBER ACQUIRED                                      1,699

NUMBER DISPOSED                                      NIL

VALUE/CONSIDERATION                                  $8,002.29
Note: If consideration is non-cash, provide
details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                  DIRECT - 37,111
                                                     INDIRECT - 27,837

NATURE OF CHANGE                                     ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade,          UNDER THE DIRECTSHARE PLAN.
exercise of options, issue of securities under
dividend reinvestment plan, participation in
buy-back

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

NIL

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y
                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY  TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR                  CATHERINE LIVINGSTONE

DATE OF LAST NOTICE               10 SEPTEMBER 2003

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

               DIRECT OR INDIRECT INTEREST                             CHANGE TO INDIRECT INTERESTS ONLY
-----------------------------------------------------------------      ---------------------------------
NATURE OF INDIRECT INTEREST                                            ALLOCATION OF SHARES TO TELSTRA
(INCLUDING REGISTERED HOLDER)                                          GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the          TELSTRA DIRECTSHARE PLAN
relevant interest.

DATE OF CHANGE                                                         20 FEBRUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE                                 DIRECT - 10,400
                                                                       INDIRECT - 14,024

CLASS                                                                  ORDINARY

NUMBER ACQUIRED                                                        2,017

NUMBER DISPOSED                                                        NIL

VALUE/CONSIDERATION                                                    $9,500.07
Note: If consideration is non-cash, provide details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                                    DIRECT - 10,400
                                                                       INDIRECT - 16,041

NATURE OF CHANGE                                                       ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options,       UNDER THE DIRECTSHARE PLAN.
issue of securities under dividend reinvestment plan,
participation in buy-back

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

NIL

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y
                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR                  CHARLES MACEK

DATE OF LAST NOTICE               10 SEPTEMBER 2003

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

               DIRECT OR INDIRECT INTEREST                             CHANGE TO INDIRECT INTERESTS ONLY
-----------------------------------------------------------------      ---------------------------------
NATURE OF INDIRECT INTEREST                                            ALLOCATION OF SHARES TO TELSTRA
(INCLUDING REGISTERED HOLDER)                                          GROWTH SHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the          TELSTRA DIRECTSHARE PLAN
relevant interest.

DATE OF CHANGE                                                         20 FEBRUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE                                 DIRECT - NIL
                                                                       INDIRECT - 37,445

CLASS                                                                  ORDINARY

NUMBER ACQUIRED                                                        2,017

NUMBER DISPOSED                                                        NIL

VALUE/CONSIDERATION                                                    $9,500.07
Note: If consideration is non-cash, provide details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                                    DIRECT - NIL
                                                                       INDIRECT - 39,462

NATURE OF CHANGE                                                       ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options,       UNDER THE DIRECT SHARE PLAN.
issue of securities under dividend reinvestment plan,
participation in buy-back

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

NIL

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y
                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.


NAME OF DIRECTOR                  ROBERT MANSFIELD

DATE OF LAST NOTICE               10 SEPTEMBER 2003

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

               DIRECT OR INDIRECT INTEREST                             CHANGE TO INDIRECT INTERESTS ONLY
-----------------------------------------------------------------      ---------------------------------
NATURE OF INDIRECT INTEREST                                            ALLOCATION OF SHARES TO TELSTRA
(INCLUDING REGISTERED HOLDER)                                          GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the          TELSTRA DIRECTSHARE PLAN
relevant interest.

DATE OF CHANGE                                                         20 FEBRUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE                                 DIRECT - 20,00
                                                                       INDIRECT - 72,938

CLASS                                                                  ORDINARY

NUMBER ACQUIRED                                                        5,945

NUMBER DISPOSED                                                        NIL

VALUE/CONSIDERATION                                                    $28,000.95
Note: If consideration is non-cash, provide details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                                    DIRECT - 20,000
                                                                       INDIRECT - 78,883

NATURE OF CHANGE                                                       ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options,       UNDER THE DIRECTSHARE PLAN.
issue of securities under dividend reinvestment plan,
participation in buy-back

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

NIL

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y
                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR                  DONALD MCGAUCHIE

DATE OF LAST NOTICE               10 SEPTEMBER 2003

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

                    DIRECT OR INDIRECT INTEREST                        CHANGE TO INDIRECT INTERESTS ONLY
-----------------------------------------------------------------      ---------------------------------
NATURE OF INDIRECT INTEREST                                            ALLOCATION OF SHARES TO TELSTRA
(INCLUDING REGISTERED HOLDER)                                          GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the          TELSTRA DIRECTSHARE PLAN
relevant interest.

DATE OF CHANGE                                                         20 FEBRUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE                                 DIRECT - NIL
                                                                       INDIRECT - 29,440

CLASS                                                                  ORDINARY

NUMBER ACQUIRED                                                        3,185

NUMBER DISPOSED                                                        NIL

VALUE/CONSIDERATION                                                    $15,001.35
Note: If consideration is non-cash, provide details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                                    DIRECT - NIL
                                                                       INDIRECT - 32,625

NATURE OF CHANGE                                                       ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options,       UNDER THE DIRECTSHARE PLAN.
issue of securities under dividend reinvestment plan,
participation in buy-back

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

NIL

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y
                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR                  BILL OWENS

DATE OF LAST NOTICE               10 SEPTEMBER 2003

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

                    DIRECT OR INDIRECT INTEREST                        CHANGE TO INDIRECT INTERESTS ONLY
-----------------------------------------------------------------      ---------------------------------
NATURE OF INDIRECT INTEREST                                            ALLOCATION OF SHARES TO TELSTRA
(INCLUDING REGISTERED HOLDER)                                          GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the          TELSTRA DIRECTSHARE PLAN
relevant interest.

DATE OF CHANGE                                                         20 FEBRUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE                                 DIRECT - NIL
                                                                       INDIRECT - 10,459

CLASS                                                                  ORDINARY

NUMBER ACQUIRED                                                        3,185

NUMBER DISPOSED                                                        NIL

VALUE/CONSIDERATION                                                    $15,001.35
Note: If consideration is non-cash, provide details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                                    DIRECT - NIL
                                                                       INDIRECT - 13,644

NATURE OF CHANGE                                                       ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options,       UNDER THE DIRECTSHARE PLAN.
issue of securities under dividend reinvestment plan,
participation in buy-back

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

NIL

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y
                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR                  JOHN RALPH

DATE OF LAST NOTICE               10 SEPTEMBER 2003

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

                    DIRECT OR INDIRECT INTEREST                        CHANGE TO INDIRECT INTERESTS ONLY
-----------------------------------------------------------------      ---------------------------------
NATURE OF INDIRECT INTEREST                                            ALLOCATION OF SHARES TO TELSTRA
(INCLUDING REGISTERED HOLDER)                                          GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the          TELSTRA DIRECTSHARE PLAN
relevant interest.

DATE OF CHANGE                                                         20 FEBRUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE                                 DIRECT - 1,000
                                                                       INDIRECT - 71,871

CLASS                                                                  ORDINARY

NUMBER ACQUIRED                                                        2,972

NUMBER DISPOSED                                                        NIL

VALUE/CONSIDERATION                                                    $13,998.12
Note: If consideration is non-cash, provide details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                                    DIRECT - 1,000
                                                                       INDIRECT - 74,843

NATURE OF CHANGE                                                       ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options,       UNDER THE DIRECTSHARE PLAN
issue of securities under dividend reinvestment plan,
participation in buy-back

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

NIL

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y
                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR                  JOHN STOCKER

DATE OF LAST NOTICE               10 SEPTEMBER 2003

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

                    DIRECT OR INDIRECT INTEREST                        CHANGE TO INDIRECT INTERESTS ONLY
-----------------------------------------------------------------      ---------------------------------
NATURE OF INDIRECT INTEREST                                            ALLOCATION OF SHARES TO TELSTRA
(INCLUDING REGISTERED HOLDER)                                          GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the          TELSTRA DIRECTSHARE PLAN
relevant interest.

DATE OF CHANGE                                                         20 FEBRUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE                                 DIRECT - 800
                                                                       INDIRECT - 72,728

CLASS                                                                  ORDINARY

NUMBER ACQUIRED                                                        8,216

NUMBER DISPOSED                                                        NIL

VALUE/CONSIDERATION                                                    $38,697.36
Note: If consideration is non-cash, provide details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                                    DIRECT - 800
                                                                       INDIRECT - 80,944

NATURE OF CHANGE                                                       ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options,       UNDER THE DIRECTSHARE PLAN.
issue of securities under dividend reinvestment plan,
participation in buy-back

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

NIL

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          TELSTRA CORPORATION LIMITED

                          /s/ Douglas Gration
                          ---------------------------
                         Name:    Douglas Gration
                         Title:   Company Secretary

                         Date: 29 February 2004